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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

METROMEDIA INTERNATIONAL GROUP, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
591689104
(CUSIP Number)
FURSA ALTERNATIVE STRATEGIES LLC
444 Merrick Road, 1st Floor
Lynbrook, NY 11563
646-205-6200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 26, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	591689104

1	NAMES OF REPORTING PERSONS: Fursa Alternative Strategies LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-4050836

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		7,907,610

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,907,610

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,907,610

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA, OO

Introduction:
Fursa Alternative Strategies LLC (the “Reporting Person”) is filing this Amendment No. 5 to Schedule 13D relating to Metromedia International Group, Inc. (the “Issuer”) to disclose the resignation of the Reporting Person’s Chief Investment Officer, William F. Harley, III, from the Board of Directors of the Issuer.
ITEM 2. IDENTITY AND BACKGROUND
(a)	Fursa Alternative Strategies LLC

(b)	The Reporting Person is a Delaware limited liability company with its principal executive offices located at 444 Merrick Road, 1st Floor, Lynbrook, NY 11563.

(c)	The Reporting Person is a registered investment adviser under the Investment Adviser Act of 1940.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is organized under the laws of Delaware.

ITEM 4. PURPOSE OF TRANSACTION
The discussion under the heading Introduction above is incorporated herein by reference.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As of July 2, 2007, on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority, the Reporting Person beneficially owns 7,907,610 shares of the Issuer’s Common Stock (the “Shares”), representing approximately 8.4% of the outstanding Common Stock (based on 94,034,947 shares of common stock outstanding, as reported by the Issuer in its Annual Report on Form 10-K filed with the Commission on December 14, 2006).
(c) There have been no changes in the Reporting Person’s interests in the Issuer in the past sixty days.

     SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 2, 2007
Fursa Alternative Strategies LLC,
a Delaware Limited Liability Company

By:	/s/ William F. Harley, III
Name:	William F. Harley III
Title:	Chief Investment Officer

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